SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

(Commission File No. 1-14668)

Energy Company of Paraná

(Translation of registrant’s name in English)

Rua Coronel Dulcidío, 800

80420-170 Curitiba, Paraná

Federative Republic of Brazil

(5541) 322-3535

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

COMPANHIA PARANAENSE DE ENERGIA CNPJ 76.483.817/0001-20 Companhia de Capital Aberto–CVM 1431-1 www.copel.com copel@copel.com	[COPEL LOGO APPEARS HERE]

FINANCIAL STATEMENTS

As of June 30, 2003 and 2002

(Amounts expressed in thousands of Brazilian reais)

ASSETS	Company			Consolidated
	30/06/2003	31/03/2003	30/06/2002	30/06/2003	31/03/2003	30/06/2002
Current Assets
Cash	18,137	21,654	341,870	366,028	229,703	539,428
Customers and resale	—	—	—	630,512	625,031	747,233
Allowances for doubtful accounts	—	—	—	(57,133)	(40,487)	(10,671)
Other accounts receivable, net	54,016	54,016	9,860	13,071	12,849	7,836
Service in progress	1,251	1,252	1,546	3,438	3,518	12,282
Recoverable Rate Deficit (CRC)	—	—	—	81,978	63,990	70,326
Taxes and social contributions paid in advance	3,291	22,530	8,879	65,149	157,203	13,911
Material and supplies	—	—	—	16,438	16,401	20,089
Deferred rate costs	—	—	—	—	3,964	12,620
Payments in advance	—	—	—	989	9,464	805
Other credits, net	2,577	2,050	1,600	15,711	16,049	22,017

	79,272	101,502	363,755	1,136,181	1,097,685	1,435,876
Long-Term Assets
Customers and resale	—	—	—	63,465	28,343	13,205
Recoverable Rate Deficit (crc)	—	—	—	897,190	908,858	721,684
Taxes and social Contributions	129,124	107,034	118,707	549,477	584,151	416,483
Judicial Deposits	73,236	72,219	48,158	105,792	101,561	66,982
Intercompany receivable	1,259,543	1,358,346	948,921	36,733	36,668	36,033
Deferred rate costs	—	—	—	177,056	120,395	302,967
Other credits	2,060	2,465	3,513	58,723	61,162	63,103

	1,463,963	1,540,064	1,119,299	1,888,436	1,841,138	1,620,457
Permanent
Investments	4,976,043	4,692,489	5,105,261	529,739	524,504	500,112
Property, plant, and equipment
In service	—	—	—	5,442,321	5,436,581	5,442,205
Constructions in progress	—	—	—	473,172	503,726	452,387
(—) Special Obligations	—	—	—	(657,312)	(641,845)	(615,280)
	—	—	—	5,258,181	5,298,462	5,279,312

	4,976,043	4,692,489	5,105,261	5,787,920	5,822,966	5,779,424

Total Assets	6,519,278	6,334,055	6,588,315	8,812,537	8,761,789	8,835,757

COMPANHIA PARANAENSE DE ENERGIA CNPJ 76.483.817/0001-20 Companhia de Capital Aberto–CVM 1431-1 www.copel.com copel@copel.com	[COPEL LOGO APPEARS HERE]

FINANCIAL STATEMENTS

As of June 30, 2003 and 2002

(Amounts expressed in thousands of Brazilian reais)

LIABILITIES AND SHAREHOLDERS’S EQUITY	Company			Consolidated
	30/06/2003	31/03/2003	30/06/2002	30/06/2003	31/03/2003	30/06/2002

Current Liabilities
Loans and Financing	18,543	31,857	13,174	112,337	139,138	149,757
Debentures	32,073	7,159	25,342	32,073	7,159	25,342
Suppliers	555	495	706	417,737	549,222	320,935
Taxes and social contributions	45,884	45,859	40,151	172,541	165,948	158,416
Interest on own capital	638	638	649	638	638	649
Accrued payroll costs	192	197	3,387	56,158	46,184	52,747
Pension plan and other post-retirement benefits	—	—	—	76,793	74,133	34,690
Regulatory Charges	—	—	—	60,509	44,839	27,275
Customers and other current liabilities	114	114	116	29,769	28,545	36,584

	97,999	86,319	83,525	958,555	1,055,806	806,395

Long-Term Liabilities
Loans and Financing	598,178	706,283	602,368	1,213,246	1,366,763	1,269,030
Debentures	596,600	597,471	508,910	596,600	597,471	508,910
Suppliers	—	—	—	889	—	—
Pension plan and other post-retirement benefits	—	—	—	585,408	588,655	639,954
Taxes and social contributions	—	—	32,573	60,199	40,934	125,335
Provisions for contingencies	234,279	233,429	227,160	405,418	398,634	349,381
Regulatory Charges	—	—	—	—	2,973	2,973

	1,429,057	1,537,183	1,371,011	2,861,760	2,995,430	2,895,583

Shareholders’ Equity
Capital stock	2,900,000	2,900,000	1,620,247	2,900,000	2,900,000	1,620,247
Capital reserves	817,292	817,292	1,548,328	817,292	817,292	1,548,328
Income reserves	1,274,930	993,261	1,965,204	1,274,930	993,261	1,965,204
	4,992,222	4,710,553	5,133,779	4,992,222	4,710,553	5,133,779

Total Liabilities and Shareholders’ Equity	6,519,278	6,334,055	6,588,315	8,812,537	8,761,789	8,835,757

COMPANHIA PARANAENSE DE ENERGIA CNPJ 76.483.817/0001-20 Companhia de Capital Aberto–CVM 1431-1 www.copel.com copel@copel.com	[COPEL LOGO APPEARS HERE]

Income Statement

As of June 30, 2003 and 2002

(Amounts expressed in thousands of Brazilian reais)

	Company			Consolidated
	30/06/2003	31/03/2003	30/06/2002	30/06/2003	31/03/2003	30/06/2002
Operating Revenues
Electricity sales to final customers	—	—	—	1,824,768	911,534	1,543,543
Electricity sales to distributors	—	—	—	87,902	43,860	99,540
Use of transmission plant	—	—	—	42,945	26,425	55,842
Telecom revenues	—	—	—	15,984	7,840	17,508
Other revenues	—	—	—	36,522	21,790	30,474
	—	—	—	2,008,121	1,011,449	1,746,907

Deductions from Operating Revenues	—	—	—	(611,035)	(297,693)	(495,942)

Net Operating Revenues	—	—	—	1,397,086	713,756	1,250,965
Operating Expenses
Personnel	1,266	650	1,639	173,710	84,363	141,579
Pension plan and other post-retirement benefits	20	—	—	52,076	25,913	56,990
Materials and supplies	1	1	3	113,970	127,487	20,687
Third-party services	50	37	3,014	76,895	38,277	73,296
Electricity purchased for resale	—	—	—	365,595	309,771	266,453
Transmission of electricity purchased	—	—	—	8,743	4,132	7,146
Use of transmission system	—	—	—	82,234	51,696	66,830
Depreciation and amortization	—	—	—	145,113	72,734	140,783
Regulatory charges	—	—	—	114,290	57,236	81,105
Other expenses	220	237	15	49,651	18,729	27,801
	1,557	925	4,671	1,182,277	790,338	882,670
Gross Profit from Energy Services	(1,557)	(925)	(4,671)	214,809	(76,582)	368,295
Equity in results of investees	270,330	(13,283)	99,785	8,134	10,100	(4,168)
Financial Income
Income of temporary cash investments	9,555	5,184	14,465	157,335	93,571	93,030
Interest and commissions	(14,313)	(7,642)	(14,866)	35,696	(47,081)	(303,289)
	(4,758)	(2,458)	(401)	193,031	46,490	(210,259)
Operating Income/Loss	264,015	(16,666)	94,713	415,974	(19,992)	153,868
Non-operating results	(24)	(14)	(7)	(2,974)	(1,500)	(16,275)

Income/Loss before taxes	263,991	(16,680)	94,706	413,000	(21,492)	137,593
Income tax	1,583	849	(5,784)	(107,960)	4,396	(36,012)
Social Contribution	570	306	(540)	(38,896)	1,571	(13,199)
	2,153	1,155	(6,324)	(146,856)	5,967	(49,211)

Earnings/Losses	266,144	(15,525)	88,382	266,144	(15,525)	88,382

Earnings/Losses per thousand outstanding shares	0.9726	(0.0567)	0.3230	0.9726	(0.0567)	0.3230

COMPANHIA PARANAENSE DE ENERGIA CNPJ 76.483.817/0001-20 Companhia de Capital Aberto–CVM 1431-1 www.copel.com copel@copel.com	[COPEL LOGO APPEARS HERE]

FINANCIAL STATEMENTS

As of June 30, 2003

(Amounts expressed in thousands of Brazilian reais)

ASSETS	GER	TRA	DIS	TELECOM	PAR
Current Assets
Cash and cash equivalents	168,135	88,701	75,807	13,070	2,178
Customers and resale (net)	214,305	24,873	521,731	—	—
Other accounts receivable (net)	466	2	10,344	3,096	1,539
Service in progress	363	1,054	479	—	291
Recoverable Rate Deficit (CRC)	—	—	81,978	—	—
Taxes and other contributions paid in advance	6,367	10,561	110,492	1,280	1,394
Material and supplies	—	6,163	8,994	1,281	—
Prepaid expenses and other	8,029	4,050	1,222	710	112
	397,665	135,404	811,047	19,437	5,514
Long-Term Assets
Customers and resale	26,375	—	37,090	—	—
Recoverable Rate Deficit (CRC)	—	—	897,190	—	—
Taxes and social contribution	44,906	39,409	322,375	9,182	4,481
Judicial deposits	3,591	8,009	20,789	167	—
Intercompany receivables	119,287	24,762	—	—	—
Deferred rate costs	—	—	177,056	—	—
Other non-current assets	4,279	5,916	44,773	—	1,695
	198,438	78,096	1,499,273	9,349	6,176
Permanent
Investments	6,045	2,266	479	—	477,021
Property, plant, and equipment	3,128,283	925,244	1,724,299	137,402	265
(-) Special obligations	—	(7,140)	(650,172)	—	—
	3,134,328	920,370	1,074,606	137,402	477,286

Total Assets	3,730,431	1,133,870	3,384,926	166,188	488,976

LIABILITIES AND SHAREHOLDERS’ EQUITY	GER	TRA	DIS	TELECOM	PAR
Current Liabilities
Loans and Financing	71,185	18,581	22,571	—	—
Debentures	—	—	23,924	—	—
Supplies	77,705	4,617	521,899	2,899	3
Taxes and social contributions	41,403	21,617	130,679	1,192	2
Interest on own capital	—	41,467	—	2,690	9,859
Accrued payroll costs	10,239	9,236	33,017	2,934	540
Pension plan and other post-retirement benefits	19,938	13,884	40,021	2,837	113
Regulatory charges	11,672	760	48,061	16	—
Customers and other liabilities	272	57	29,339	17	1
	232,414	110,219	849,511	12,585	10,518
Long-Term Liabilities
Loans and Financing	937,446	130,117	145,683	—	—
Debentures	—	—	496,600	—	—
Supplies	889	—	—	—	—
Pension plan and other post-retirement benefits	108,631	103,960	349,069	22,808	940
Taxes and social contribution	—	—	60,199	—	—
Intercompany payable	—	—	57,401	19,223	152,924
Provision for contingencies and other liabilities	23,747	19,274	127,770	348	—
	1,070,713	253,351	1,236,722	42,379	153,864
Shareholders' Equity
Capital stock	2,338,932	751,989	1,607,168	120,650	330,718
Capital reserve	—	—	—	701	—
Accrued loss	88,372	18,311	(308,475)	(10,127)	(6,124)
	2,427,304	770,300	1,298,693	111,224	324,594

Total Liabilities	3,730,431	1,133,870	3,384,926	166,188	488,976

5

INCOME STATEMENT

As of June 30, 2003

(Amounts expressed in thousands of Brazilian reais)

INCOME STATEMENT	GER	TRA	DIS	TELECOM	PAR
Operating Revenues
Electricity sales to final customers	53,936	—	1,772,238	—	—
Electricity sales to distributors	384,659	—	70,783	—	—
Use of transmission plant	—	123,554	207	—	—
Telecom revenues	—	—	—	30,221	—
Other revenues	9,917	1,493	25,424	6	—
Deductions from operating revenues	(30,017)	(9,929)	(566,731)	(4,358)	—
Net Sales	418,495	115,118	1,301,921	25,869	—

Operating Expenses
Personnel, pension plan, and other benefits	40,802	31,779	141,148	9,404	1,367
Materials, supplies, and third-party services	118,581	5,273	79,573	3,006	429
Electricity purchased for resale	17,115	—	716,020	—	—
Charges from the use of transmission plant	22,313	—	149,480	—	—
Depreciation and amortization	50,051	17,403	68,343	9,294	22
Regulatory charges and other expenses	43,633	2,821	116,266	883	31
	292,495	57,276	1,270,830	22,587	1,849
Gross Profit from Energy Services	126,000	57,842	31,091	3,282	(1,849)
Equity results of investees	—	—	—	—	8,073
Financial Income (including exchange rate variation)
Income of temporary cash investments	20,581	8,055	131,747	877	119
Interests and commissions	86,527	10,564	(60,531)	(136)	(14)
	107,108	18,619	71,216	741	105

Operating income	233,108	76,461	102,307	4,023	6,329
Non-Operating income	646	(133)	(3,405)	(115)	57
Income/Loss before taxes	233,754	76,328	98,902	3,908	6,386
Income tax and social contribution	(81,788)	(27,960)	(39,031)	(1,621)	1,391

Net Income/Loss for the period	151,966	48,368	59,871	2,287	7,777

6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 19, 2003

COMPANHIA PARANAENSE DE ENERGIA—COPEL

By:	/s/ Ronald Thadeu Ravedutti
Name: Ronald Thadeu Ravedutti Title: Principal Financial Officer